

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

René Russo, Pharm.D.
President and Chief Executive Officer
Xilio Therapeutics, Inc.
828 Winter Street, Suite 300
Waltham, Massachusetts 02451

> **Re: Xilio Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 30, 2024**
> **File No. 333-279015**

Dear René Russo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Molly W. Fox, Esq.